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                            November 9, 2020

       Marc Stad
       Chief Executive Officer
       Dragoneer Growth Opportunities Alpha Corp.
       One Letterman Drive
       Building D, Suite M500
       San Francisco, CA 94129

                                                        Re: Dragoneer Growth
Opportunities Alpha Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
13, 2020
                                                            CIK No. 0001827076

       Dear Mr. Stad:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted October 13, 2020

       Use of Proceeds, page 74

   1. Total gross proceeds assuming the over-allotment option is exercised should be
                                                        $119,300,000 rather
than the $19,300,000 presented. Please revise.
 Marc Stad
Dragoneer Growth Opportunities Alpha Corp.
November 9, 2020
Page 2

        You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at
(202) 551-3584 with
any other questions.



                                                          Sincerely,
FirstName LastNameMarc Stad
                                                    Division of Corporation
Finance
Comapany NameDragoneer Growth Opportunities Alpha Corp.
                                                    Office of Energy &
Transportation
November 9, 2020 Page 2
cc:       Christopher J. Capuzzi
FirstName LastName